FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2003

                         Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if theregistrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[ICA LOGO -- OMITTED] PRESS RELEASE
--------------------------------------------------------------------------------

For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                                 in the United States:
jose.guerrero@ica.com.mx                               Zemi Communications

Lic. Paloma Grediaga                                   Daniel Wilson
(5255) 5272-9991 x3470                                 (212) 689-9560
paloma.grediaga@ica.com.mx                             d.b.m.wilson@zemi.com
--------------------------                             ---------------------

--------------------------------------------------------------------------------


                     ICA REPORTS THIRD QUARTER 2003 RESULTS

Mexico City, October 28, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the third quarter of 2003.

ICA noted the following highlights:

o Total debt at the end of the third quarter was Ps. 5,133 million, 6.8 percent or Ps. 373 million less than the Ps. 5,505 million recorded at the end of the same period of 2002.

o ICA recorded third quarter revenues of Ps. 2,474 million and an operating loss of Ps. 113 million.

o Divestments were Ps. 362 million during the third quarter, resulting in aggregate divestments of Ps. 478 million during the first nine months of 2003.

o Operating expenses fell 19 percent in the third quarter, compared to the same period of 2002.

o Accounts receivable fell by 18 percent during the third quarter compared to the third quarter of 2002, primarily as a result of more efficient estimating and billing processes.

o The current ratio at the end of the quarter was 0.91, compared to 0.96 registered during the same quarter of last year.

o During the quarter, ICA refinanced a US$ 10.9 million financial lease over four years. The Company also closed a US$ 40 million equipment lease for the El Cajon hydroelectric project, as well as a US$ 10 million loan secured by equipment.

o Standard & Poors' and Moody's awarded credit ratings of BBB- and Baa3, respectively, for the proposed US$ 682.38 million long term financing being arranged for the El Cajon project.

o On October 24th, ICA announced that, as part of its restructuring efforts and refinancing strategy, it is analyzing different financial restructuring options, including a capital increase.

ICA recorded a net loss of majority interest of Ps. 563 million in the third quarter of 2003, compared to a loss of Ps. 541 million in the same period of 2002.


CONSOLIDATED RESULTS

Third Quarter 2003

   (Ps. million)                3Q2002       3Q2003       Change (%)
------------------------------------------------------------------------
Revenue                         2,219         2,474          11

Operating (loss) income          47           (113)         n.m.

  Operating margin              2.1%         (4.6%)

EBITDA                           161          (26)          n.m.

  EBITDA margin                 7.3%         (1.0%)

Net income (loss)               (541)         (563)         n.m.
of majority interest

Earnings per share (Ps.)       (0.87)        (0.91)         n.m.
    n.m. = not meaningful

    EBITDA = Operating income plus depreciation and amortization. EBITDA is not an indicator of free cash flow generation

ICA recorded third quarter revenues of Ps. 2,474 million, an 11 percent increase from third quarter 2002 levels. During the third quarter, revenues from projects in Mexico represented 74 percent of total revenues, while revenues in foreign currency, principally in dollars, accounted for 66 percent of the total.

Third quarter operating costs include extraordinary charges of Ps. 214 million related to these projects, including a Ps. 110 million reserve for the Puerto Rico Coliseum project, which included a 100 percent reserve for all accounts receivable and for estimated completion costs. In addition, there were Ps. 104 million of additional costs related to the start-up of the Andres power project in the Dominican Republic that ICA Fluor is developing for AES.

General and administrative expenses in the third quarter of 2003 decreased 19 percent to Ps. 243 million, from Ps. 300 million in the same period of 2002, primarily as a result of ICA's expense reduction policy that was initiated in 1999.

The operating loss in the third quarter of 2003 was Ps. 113 million, compared to operating income of Ps. 47 million during the same quarter of 2002. The loss primarily reflects the establishment of reserves for the Puerto Rico Coliseum and the additional costs for the AES Andres project.

EBITDA generated in the third quarter of 2003 was a negative Ps. 26 million. The change from positive EBITDA in the third quarter of 2002 to negative EBITDA in the third quarter of 2003 primarily resulted from operating losses in the third quarter.

The integral financing cost in the third quarter of 2003 was Ps. 145 million, compared to Ps. 117 million recorded in the third quarter of 2002, and consisted of the following:


   (Ps. Million)                             3Q2002                  3Q2003
--------------------------------------------------------------------------------
Interest (Income)                             (23)                   (22)
Interest Expense                               126                    122
Exchange (Gain) Loss                           28                     62
Monetary (Gain)                               (13)                   (17)
--------------------------------------------------------------------------------
Integral Financing Cost                        117                    145

Interest income and expense were practically unchanged from the year ago period. Increases in the integral financing cost reflect a larger foreign exchange loss. The weighted average interest rate was 9.9 percent during the third quarter of 2003, compared to 9.2 percent registered during the same quarter of 2002.

During the third quarter, there was a loss on Other Income of Ps. 99 million, primarily reflecting losses on the sale of investments and assets, as well as Ps. 5.8 million in employee severance payments.

The tax provision in the third quarter of 2003 was Ps. 116 million, which was comprised of Ps. 112 million for cancellation of deferred tax credits and Ps. 4 million for income taxes.

During the third quarter, the arbitration tribunal of the International Center for the Settlement of Investment Disputes (ICSID) made a judgment in favor of ICA that authorizes, in accordance with the arbitration award, a payment in bolivares of Bs. 2,055.3 million plus interest, in constant Bolivares to September 1995, for the Caracas-La Guaira tollroad concession.

ICA recognized a loss of Ps. 114 million from its investments in unconsolidated affiliates in the quarter. This primarily reflects the recognition of a loss on the investment in the Caracas-La Guaira tollroad, as the arbitration award did not fully compensate ICA for its legal expenses or its investment in the concession. This account also includes the results of ICA's investments in the Caruachi hydroelectric project in Venezuela; the Central North Airport Group (through its operating company SETA); and the environmental services company CIMA.

ICA recorded a net loss of majority interest of Ps. 563 million in the third quarter of 2003, equivalent to a loss of Ps. 0.91 per share (US$ 0.49 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 541 million, or Ps. 0.87 per share (US$
0.47 per ADS) recorded in the third quarter of 2002, based on a weighted average of 621.56 million shares outstanding.


SEGMENT RESULTS

Segment results are shown in the following table:

   (Ps. million)                      3Q2002        3Q2003        Change (%)
-------------------------------------------------------------------------------
Civil Construction
    Revenues                            145           430           196
    Operating Profit                   (247)         (100)          n.m.
Industrial Construction
    Revenues                           1,122         1,159           3
    Operating Profit                    284          (39)           n.m.
CPC-Rodio
    Revenues                            528           493           (7)
    Operating Profit                    28            17            (41)
Other Segments
    Revenues                            424           392           (8)
    Operating Profit                   (18)            9            n.m.

        n.m. = not meaningful

The projects that contributed most to revenues were: the El Cajon hydroelectric project and the Chiapas Bridge (Civil Construction); the Reynosa Cryogenic plant for Pemex and the La Laguna thermoelectric plant for Iberdrola (Industrial Construction); and Rodio's projects in Portugal and Spain (CPC-Rodio).

Civil Construction revenues rose as a result of the El Cajon hydroelectric project and the Chiapas Bridge project. Segment operating results also include Ps. 110 million in reserves for the Puerto Rico Coliseum project.

Industrial Construction revenue increased as a result of the completion of certain projects, the commencement of work on the May "A" and May "B" platforms for Pemex; work done on the Chicontepec oil field project and on the Iberdrola La Laguna thermoelectric plant. Operating results included additional costs incurred from the start-up of the AES Andres project in the Dominican Republic. As a result, there was an operating loss of Ps. 39 million during the third quarter. These additional costs and expenses and lower profitability on other projects are expected to reduce this segment's results for the year.

CPC-Rodio's results, with revenue of Ps. 493 million and an operating margin of
3.4 percent, reflected the performance of foundation and subsoil projects for various clients in Spain and Portugal.

                                                 Operating     Operating
   (Ps. Million)                     Revenues     Result       Margin (%)
--------------------------------------------------------------------------------
Total Other Segments
    Real Estate and Housing             242         7             3.0
    Infrastructure Operations           123         4             3.3
    Alsur                               27         (2)           (7.7)
--------------------------------------------------------------------------------
      n.m.  Not meaningful

Other Segments accounted for 16 percent of total revenues during the quarter.

Real Estate and Housing revenues increased as a result of land sales in Queretaro and Cancun. Housing revenue fell to Ps. 152 million, with total sales of 627 units (including 83 lots), compared to the 609 units sold during the third quarter of 2002. The operating results reflects the product mix, a smaller number of houses with higher value, the sale of lots, and the gains generated by the Real Estate. It is also worth noting that mortgage financing approvals by Infonavit has been delayed, as a result of a shortfall in resources in that institution.

Infrastructure Operations results reflect better performance from the Acapulco Tunnel and the Corredor Sur. Both produced higher revenues and toll collections, reflecting higher toll rates. Segment results also include the sale of land in Panama, revenues from the operation of the parking garages - including the sale of the Bellas Artes parking garage - and the sale of the concession for the water treatment plant in Ciudad Obregon.

Alsur registered a decrease in activity due to the sale of the Veracruz grain terminal. The process of selling the Miguel Aleman grain silos in Tlalnepantla and the La Libertad warehouse in Puebla also reduced revenue.

CONSTRUCTION BACKLOG
                                                             Months Construction
                                               Ps. Million        Equivalent*
--------------------------------------------------------------------------------
Balance, June 2003                               13,012             19
    New contracts and contract enlargements       1,692              2
    Work executed                                 2,082              3
--------------------------------------------------------------------------------
Balance, September 2003                          12,622             18
--------------------------------------------------------------------------------

Non Consolidated Backlog **                        240               0
--------------------------------------------------------------------------------
Global Backlog                                   12,863             19
--------------------------------------------------------------------------------

* Months of work based on the volume of work executed in the third quarter of 2003.
** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

Compared to the second quarter of 2003, ICA's backlog decreased Ps. 390 million. The new projects included in the backlog are the May "A" and May "B" platforms for Pemex and new Rodio projects in Spain and Portugal.

At the end of the third quarter, projects in Mexico represented 97 percent of the total backlog, and public sector clients represented 84 percent of the total.

NINE MONTHS CONSOLIDATED RESULTS

(millions of pesos)                        January-Sept    January - Sept      Change (%)
                                               2002             2003
-----------------------------------------------------------------------------------------
Revenues                                      6,064             6,553              8
Operating Income                               125              (43)              n.m.
Operating margin                               2.1%            (0.6%)
EBITDA                                         415               216              (48)
   EBITDA margin                               6.8%             3.3%
Net income (loss) of majority interest       (1,050)            (913)             n.m.
Earnings per share (Ps.)                      (1.69)           (1.47)

During the first nine months of 2003, revenues were Ps. 6,553 million, an 8% increase compared to Ps. 6,064 million registered during the first nine months of 2002. The operating margin was (0.6) percent, compared to 2.1 percent in the same period of last year.

ICA recorded a net loss of majority interest of Ps. 913 million in the first nine months of 2003, equivalent to a loss of Ps. 1.47 per share (US$ 0.80 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 1,050 million, or Ps. 1.69 per share (US$ 0.92 per ADS) recorded in the first nine months of 2002, based on a weighted average of 621.56 million shares outstanding.

BALANCE SHEET
    (Ps. million; end of period)           3Q2002          3Q2003     Change (%)
--------------------------------------------------------------------------------
Current assets                             7,107           5,891            (17)
    Of which: Cash and cash equivalents    2,636           1,661            (37)
              Accounts receivable          2,297           1,880            (18)
Long term investments                      5,310           4,596            (13)
Property, plant and equipment              1,498           1,258            (16)
Other long term assets                     1,913           1,415            (26)
----------------------
Total assets                              15,829          13,160            (17)

Current liabilities                        7,390           6,497            (12)
Long term liabilities                      3,912           3,227            (17)
Shareholders equity                        4,196           3,129            (25)
-------------------
Total liabilities and equity              15,829          13,160            (17)

As of September 30, 2003, ICA had cash and equivalents of Ps. 1,661 million, a reduction of Ps. 975 million compared to Ps. 2,636 million as of September 30, 2002. Of this amount, 71 percent is in ICA's joint venture subsidiaries, ICA Fluor and Rodio; payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners. The remaining 29 percent of cash is largely held in other operating subsidiaries. Client advances represent 36 percent of total cash.

During the quarter, the SCT agreed to and paid Ps. 132.1 million in past due accounts, which settles the litigation between the parties.

Accounts receivable were Ps. 1,880 million at the end of the third quarter of 2003, 18 percent below the Ps. 2,297 million of the same period of 2002, as a result of improvements in the processes of estimating, billing, and collections, as well as the recovery of past due accounts including some that resulted from settlements with clients, principally the SCT.

The 17 percent reduction in long term assets resulted from the divestment of subsidiaries and non-strategic assets, including the sale of shares, investments in concessions and machinery.

Divestments

During the third quarter of 2003, ICA carried out divestments of Ps. 362 million, including the sale of 60 percent of its shareholding in SETA (discussed in more detail below); the waste water treatment plant in Ciudad Obregon, commercial land in Queretaro; and machinery and equipment.

Debt

Total debt at the end of the third quarter was Ps. 5,133 million, a reduction of Ps. 373 million, or 6.8 percent, compared to the same period of 2002. The debt reduction includes the effect of exchange rate movements and the inclusion of new debt for the El Cajon hydroelectric project. Of total debt, 43 percent is owed by ICA operating subsidiaries or is project finance, while the balance is holding company debt.

(Ps. million)                               3Q2002              3Q2003
--------------------------------------------------------------------------------
Short Term Debt                              1,630               2,053
Long Term Debt                               3,875               3,079
--------------------------------------------------------------------------------
Total Debt                                   5,505               5,133
% of Debt in foreign currency                 59%                 54%

As of September 30, 2003, 40 percent of ICA's total debt matures in less than one year; 24 percent is securities debt; and 54 percent is denominated in foreign currency, principally dollars.

Liquidity and Financial Ratios

The current ratio as of the end of the third quarter of 2003 was 0.91, compared to 0.96 in the same period of 2002. The reduction was the result, principally, of the reduction in cash, which reflects a lower proportion of projects with client advances (reflecting a change in market conditions) as well as the reclassification of the convertible bond to short term debt.

The interest coverage ratio (EBITDA/interest expense) was (0.26), reflecting the impact of the charges for the Puerto Rico Coliseum and the AES Andres project in Dominican Republic. The leverage ratio (total debt/equity) was 1.64 in the third quarter, compared to 1.31 in the same period of 2002.


WORKING CAPITAL AND DEBT RESTRUCTURING

ICA had a working capital deficit at the end of the third quarter of Ps. 606 million, compared to a deficit of Ps. 283 million registered as of the end of the third quarter of 2002. This change reflected a 37 percent reduction in cash and cash equivalents, compared to a 12 percent decrease in current liabilities.

ICA and its subsidiaries refinanced a US $10.9 million financial lease with Caterpillar over four years during the third quarter.

Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA), signed long-term equipment leases of US$ 40 million with Caterpillar and AMECO for the El Cajon hydroelectric project.

Additionally, ICA contracted a US$10 million, 5-year term loan, secured by equipment.


LONG TERM FINANCING FOR THE EL CAJON HYDROELECTRIC PROJECT

As of September 30, 2003, CIISA, the construction consortium for the El Cajon hydroelectric project, had drawn US$ 52 million of the US$ 90 million bridge loan provided by WestLB; to date, the amount has increased to US$ 67.3 million. The El Cajon project is advancing according to schedule. Negotiations continue for the long-term financing of US$ 682.38 million, which is expected to be comprised of a bond placement of up to US$ 225 million and a syndicated loan of US$ 458 million. The proposed financings have received BBB- and Baa3 ratings from Standard & Poor's and Moody's, respectively. The ratings are based principally on the creditworthiness of CFE and its support on the project, as well as the mitigation of construction and financial risks for the duration of the construction period. ICA expects the long-term financing to be completed by the end of November.


RELATED PARTY TRANSACTIONS


During the third quarter of 2003, ICA sold 60 percent of its stake in Servicios de Transportacion Aeroportuaria, S.A. de C.V. (SETA), the company that operates the Central North Airports Group in Mexico, for US$ 14.46 million to a company belonging to Bernardo Quintana, President of ICA, and members of his family. This operation enabled ICA to replace the temporary guarantees that were provided by the Quintana family in March 2003 for the El Cajon project.


This transaction was reviewed by the Audit Committee and approved by ICA's Board of Directors, based on a fairness opinion issued by Banco Santander Mexicano. The sale was also approved by ICA's partners in SETA (Aeroports de Paris and VINCI) and the SCT, with notice to the Federal Competition Commission.


SUBSEQUENT EVENT


On October 24th, ICA announced that, as part of its restructuring efforts and refinancing strategy, it is analyzing different financial restructuring options, including a capital increase. This analysis has recently involved preliminary discussions with certain shareholders, including parties related to Grupo Financiero Inbursa, S.A. de C.V. ("Inbursa"), regarding various alternatives, including the possibility of subscribing for a significant number of newly issued shares at a per share subscription price not greater than the market price for ICA shares prior to this announcement.

To date, no agreements, contracts, arrangements or understandings have been reached with any party regarding a capital increase or any other possible transaction. There can be no assurance that any capital increase, or any other transaction between ICA and any other party, will be agreed to or consummated or as to the terms and conditions or timing of any such transaction.


CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on Wednesday, October 29th at 11:30 a.m. (EST). In order to participate, please call (888) 858-4723 from the U.S. or (973) 582-2792 internationally, 5 to 10 minutes before the scheduled time. The reference code is 4276459. A taped replay will be available until midnight on November 5th by calling (877) 519-4471 from the U.S. or (973) 341-3080 internationally, with the same reference code.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of September 30, 2003 purchasing power. The exchange rate used for the conversion of amounts at September 30, 2003 was Ps. 11.00 per US dollar. The sum of line items may not match totals because of rounding.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx


                               Three Tables Follow


                                              (Millions of Constant Pesos)                 (Millions of Constant Pesos)
                                                   Three Months Ended                            Nine Months Ended
Income Statement                                      September 30                                 September 30
-----------------------------------      ---------------------------------------      ----------------------------------------
                                         3Q-02          3Q-03        US Million       2002             2003      US Million
                                         ---------------------------------------      ----------------------------------------
Net Sales                           Ps.  2,219    Ps.  $2,474      US$     225   Ps.  6,064    Ps.    $6,553   US$    596
Cost of Sales                            1,872          2,344              213        5,169            5,960          542
Gross Profit                               347            130               12          894              593           54
Operating Expenses                         300            243               22          769              635           58
-----------------------------------     ---------------------------------------      ----------------------------------------
Operating Income                            47           (113)             (10)         125              (43)          (4)
  Interest (Income)                        (23)           (22)              (2)        (109)             (95)          (9)
  Interest Expense                         126            122               11          396              386           35
  Loss (Gain ) in Foreign Exchange          28             62                6          165               60            5
  Loss (Gain ) in Monetary Position        (13)           (17)              (2)         (61)             (46)          (4)
-----------------------------------     ---------------------------------------      ----------------------------------------
Total Financing (Gain) Cost                117            145               13          391              305           28
Income After Financing (Gain) Cost         (70)          (258)             (23)        (266)            (348)         (32)
Other (Income) Loss Net                    139             99                9          199              105           10
Income Before Taxes and
Employees' Profit Sharing                 (209)          (357)             (32)        (464)            (453)         (41)
Reserve for Taxes and                      178            116               11          317              321           29
Employees' Profit Sharing
-----------------------------------     ---------------------------------------      ----------------------------------------
Net Income (Loss) After Taxes and         (388)          (473)             (43)        (781)            (773)         (70)
Employees' Profit Sharing
Share in Net Income (Loss) of              (46)          (114)             (10)        (120)            (158)         (14)
Unconsolidated Affiliates
-----------------------------------     ---------------------------------------      ----------------------------------------
Income (Loss) in Discontinued                8                               -           (8)                            -
Operations
Net Consolidated Income (Loss)            (426)          (587)             (53)        (894)            (931)         (85)

Net Income (Loss) of Minority              114            (25)              (2)         156              (17)          (2)
Interest
-----------------------------------     ---------------------------------------      ----------------------------------------
Net Income (Loss) of Majority             (541)          (563)             (51)      (1,050)            (913)         (83)
Interest

EBITDA (Operating Income +
Depreciation & Amortization)               161            (26)              (2)         415              216           20
-----------------------------------     ---------------------------------------      ----------------------------------------
Primary: weighted average shares           621.56         621.56                        621.56           621.56
( millions)

EPS:                                       (0.87) -0.47    (0.91)  US$      -0.49        (1.69) -0.92     (1.47) US$  -0.80

Fully diluted: weighted average
shares (millions)                         659.14          659.14                        659.14         659.14
EPS:                                       (0.82) -0.45    (0.85)  US$      -0.47        (1.59) -0.87   (1.39)   US$  -0.76




Operating Results by Segment           (Millions of Constant Pesos)                    (Millions of Constant Pesos)
                                            Three Months Ended                               Nine Months Ended
                                               September 30                                    September 30

                                   III-02           III-03       US Million          2002            2003        US Million
-----------------------------   --------------------------------------------   ----------------------------------------------

Net Sales                       Ps.  2,219     Ps.   $2,474    US$     225     Ps.   6,064     Ps.   $6,553    US$    596

Civil Construction                     145              430             39             669            1,136           103
Industrial Construction              1,122            1,159            105           3,003            3,045           277
CPC-Rodio                              528              493             45           1,182            1,369           124
  Total Construction                 1,795            2,082            189           4,855            5,550           505
                                -------------- --------------- --------------- --------------- --------------- ----------------

Real Estate & Housing                  234              242             22             652              566            51
Infrastructure Operations              136              123             11             387              357            32
Other Segments                          55               27              2             171               80             7
-----------------------------   -------------- --------------- --------------- --------------- --------------- ----------------
  Total Other Segments                 424              392             36           1,209            1,002            91

Operating Income                        47             (114)           (10)            125              (43)           (4)

Civil Construction                    (247)            (100)            (9)           (221)             (61)           (6)
Industrial Construction                284              (39)            (4)            329              (69)           (6)
CPC-Rodio                               28               17              2              47               54             5
-----------------------------   -------------- --------------- --------------- --------------- --------------- ----------------
  Total Construction                    65             (123)           (11)            155              (76)           (7)

Real Estate & Housing                   (7)               7              1             (49)              (5)           (0)
Infrastructure Operations               (9)               4              0              19               17             2
Other Segments                          (2)              (2)            (0)              0               21             2
-----------------------------   -------------- --------------- --------------- --------------- --------------- ----------------
  Total Other Segments                 (18)               9              1             (30)              33             3

                                   III-02           III-03                          2002            2003
-----------------------------   -------------- --------------- --------------- --------------- --------------- ----------------
Operating Margins                        2.1%            -4.6%                          2.1%            -0.6%

Civil Construction                    -169.9%           -23.3%                        -33.0%            -5.4%
Industrial Construction                 25.3%            -3.4%                         11.0%            -2.3%
CPC-Rodio                                5.3%             3.4%                          4.0%             3.9%
-----------------------------   -------------- --------------- --------------- --------------- --------------- ----------------
  Total Construction                     2.9%            -5.0%                          2.6%            -1.2%

Real Estate & Housing                   -3.1%             3.0%                         -7.6^            -0.9%
Infrastructure Operations               -6.3%             3.3%                          4.9%             4.7$
Other Segments                          -4.3%            -7.7%                          0.1%            26.5%
-----------------------------   -------------- --------------- --------------- --------------- --------------- ----------------
  Total Other Segments                  -0.8%             0.4%                         -0.5%             0.5%



Consolidated Balance Sheet                           (Millions of Constant Pesos)
                                                     As of September 30
                                                        2002         2003               US Million
------------------------------------------------------------------------------
Assets

Cash and Cash Equivalents                                 2,636        1,661    US$              151
Trade and Contract Receivables                            2,297        1,880                     171
Inventories                                               1,453        1,280                     116
Other Receivables                                           545          906                      82
Other Current Assets                                        175          163                      15
------------------------------------------------------------------------------        ----------------
  Total Current Assets                                    7,107        5,891                     536
Investment in Concessions, Affiliated
Companies and Long-Term Receivables                       5,310        4,596                     418
Property, Plant and Equipment Net                         1,498        1,258                     114
Other Assets                                              1,913        1,415                     129
------------------------------------------------------------------------------        ----------------
  Total                                                  15,829       13,160                   1,196

Liabilities and Stockholders' Equity
Accounts Payable                                          1,089        1,069                      97
Current Debt                                              1,630        2,053                     187
Other Current Liabilities                                 4,671        3,374                     307
------------------------------------------------------------------------------        ----------------
Total Current Liabilities                                 7,390        6,497                     591
Long-Term Debt                                            3,875        3,079                     280
Other Noncurrent Liabilities                                368          455                      41
------------------------------------------------------------------------------        ----------------
Total Liabilities                                        11,633       10,031                     912
Stockholders' Equity                                      4,196        3,129                     284
------------------------------------------------------------------------------        ----------------
  Total                                                  15,829       13,161                   1,196

Current Ratio..................................            0.96         0.91                    0.91
Cash/Current Debt..............................            1.62         0.81                    0.81
Total Debt.....................................           5,505        5,133                     467
Net Interest Coverage (EBITDA/Net Interest)....            1.57        (0.26)                   (0.26)
Leverage (Total Liabilities/Equity)............            2.77         3.21                    3.21
Leverage (Debt/Equity).........................            1.31         1.64                    1.64

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2003


                                            Empresas ICA Sociedad Controladora,
                                            S.A. de C.V.

                                            /s/ JOSE LUIS GUERRERO
                                            -----------------------------
                                            Name:  Dr. Jose Luis Guerrero
                                            Title: Vice President, Finance